

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



RECEIVED

2009 MAY 18 A 2: 46

BY COURIER

No/Date : F/ΔΙ : 348/30-4-2009

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

09046111

Enclosure
• An Announcement



Announcement

Resignation of the Mines Division General Manager

The General Manager of the Mines Division, Mr. Konstantinos Melas, submitted his resignation, which is effective as of May 1st, 2009.

His replacement will take place in accordance with the internal procedures of PPC. Mr Christos Poseidon, General Manager of the Supply Division, was appointed as acting General Manager of the Mines Division.

Athens, April 30, 2009